Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 31, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virtu Financial, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company”), we hereby submit accompanying changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on March 26, 2014 (File No. 333-194473), relating to the registration of up to 24,119,726 shares (including shares subject to the underwriters’ option to purchase additional shares) of the Company’s Class A common stock, par value $0.00001 per share.  The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, a preliminary price range for the Company’s Class A common stock, certain information previously left blank in the Registration Statement that is derived from such price range, pro forma financial information and certain other changes.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:	Douglas A. Cifu
Virtu Financial, Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP